Filer: Thermo Electron Corporation
                                 Subject Company: Thermo Instrument Systems Inc.
                                   Subject Company Exchange Act File No.: 1-9786
                                           Registration Statement No.: 333-35478
PRESS RELEASE:
Investor Contact: 781-622-1111
Media Contact: 781-622-1252

                            THERMO ELECTRON COMMENCES
                   EXCHANGE OFFER FOR THERMO INSTRUMENT SHARES

WALTHAM, Mass., April 24, 2000 - Thermo Electron Corporation (NYSE-TMO) announced today that it has commenced its exchange offer to acquire all outstanding shares of Thermo Instrument Systems Inc. (ASE-THI) common stock. Under the exchange offer, Thermo Electron will exchange 0.85 shares of Thermo Electron common stock for each Thermo Instrument share. The exchange offer is scheduled to expire at midnight on May 19, 2000, unless the offer is extended.

         Thermo Electron currently owns approximately 88.6 percent of the outstanding shares of Thermo Instrument common stock. The goal of the exchange offer is to bring Thermo Electron's equity ownership in Thermo Instrument to at least 90 percent. If Thermo Electron achieves this 90-percent ownership threshold, it plans to acquire all remaining outstanding shares of Thermo Instrument common stock through a "short-form" merger. In the short-form merger, public shareholders who do not participate in the exchange offer would also receive shares of Thermo Electron common stock at the same exchange ratio that is being offered in the exchange offer.

         The exchange offer and proposed subsequent short-form merger require Securities and Exchange Commission clearance of necessary filings. The short-form merger would not require Thermo Instrument board or shareholder approval.

         Upon completion of the exchange offer and the merger, Thermo Electron would assume the outstanding obligations under Thermo Instrument's convertible debentures, and these debentures would become convertible into shares of Thermo Electron common stock.

         Thermo Electron is mailing today to registered holders of Thermo Instrument shares a preliminary prospectus regarding the exchange offer and the merger, accompanied by a letter of transmittal that Thermo Instrument shareholders can use to tender their shares in the exchange offer. Beneficial owners of Thermo Instrument shares holding in street name through their brokers can receive the preliminary prospectus and letter of transmittal from their broker and should contact their brokers for those documents. In any case, copies of the preliminary prospectus and letter of transmittal may be requested from D.F. King & Co., Inc., the information agent for the exchange offer, by calling
(800) 290-6433.

         Thermo Electron Corporation is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food and beverage production. In addition, Thermo Electron serves the healthcare market through a family of medical products, and is a major producer of paper recycling systems and provides water-clarification and fiber-recovery products and services. As announced on January 31, 2000, the company has initiated a major reorganization that would transform it into one company focused on its core measurement and detection instruments business. More information is available on the Internet at http://www.thermo.com.

                                     -more-



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OTHER IMPORTANT INFORMATION:

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE FOLLOWING DOCUMENTS, WHEN THEY BECOME AVAILABLE, REGARDING THE EXCHANGE OFFER AND THE MERGER DESCRIBED IN THIS ANNOUNCEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION:

* THERMO ELECTRON'S PRELIMINARY PROSPECTUS, ANY PROSPECTUS SUPPLEMENT, FINAL PROSPECTUS, AND OTHER EXCHANGE OFFER MATERIALS.

* THERMO ELECTRON'S REGISTRATION STATEMENT ON FORM S-4 AND SCHEDULE TO, AS AMENDED, WHICH CONTAIN OR INCORPORATE BY REFERENCE THE DOCUMENTS LISTED ABOVE AND OTHER INFORMATION.

*   THERMO INSTRUMENT'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9.

THESE DOCUMENTS AND AMENDMENTS TO THESE DOCUMENTS HAVE BEEN OR WILL BE FILED WITH THE SEC. WHEN THESE AND OTHER DOCUMENTS ARE FILED WITH THE SEC, THEY MAY BE OBTAINED FOR FREE AT THE SEC'S WEB SITE AT www.sec.gov. YOU MAY ALSO OBTAIN FOR FREE EACH OF THESE DOCUMENTS, WHEN AVAILABLE, FROM US. YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

INVESTOR RELATIONS DEPARTMENT
THERMO ELECTRON CORPORATION
81 WYMAN STREET, P.O. BOX 9046
WALTHAM, MA  02454-9046


The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-Looking Statements" in Exhibit 13 to the company's annual report on Form 10-K, for the year ended January 1, 2000. These include risks and uncertainties relating to: the company's corporate reorganization, acquisition strategy, growth strategy, international operations, product development and technological change, possible changes in governmental regulations, changes in both capital spending by commercial customers and government funding policies, and dependence on intellectual property rights.


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